

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 3, 2006

By U.S. Mail and Facsimile

Mr. Richard K. Brock
Chief Financial Officer
PLM Financial Services, Inc.
405 Lexington Avenue, 67th Floor
New York, NY 10174

> **Re: PLM Equipment Growth Fund V – (File No. 000-19203)**
> **PLM Equipment Growth Fund VI – (File No. 000-21806)**
> **PLM Equipment Growth & Income Fund VII – (File No. 000-26594)**
>
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended March 31, 2006**

Dear Mr. Brock:

We have completed our review of your Form 10-KSB and related filings and have no further comments.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief